OMB APPROVAL OMB Number: 3235-0287 Expires: February 28, 2011 Estimated average burden hours per response………11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Polymer Group, Inc.
(Name of Issuer)

Class A Common Stock, $0.01 Par Value Per Share
(Title of Class of Securities)

731745204
(CUSIP Number)

December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_]  Rule 13d-1(b)

[X]  Rule 13d-1(c)

[_]  Rule 13d-1(d)

__________
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No	731745204

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

James D. Bennett

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER
0

6.	SHARED VOTING POWER
979,917

7.	SOLE DISPOSITIVE POWER
0

8.	SHARED DISPOSITIVE POWER
979,917

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
979,917

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
4.59%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

731745204

Item 1.	(a).	Name of Issuer:
Polymer Group, Inc.

(b).	Address of issuer's principal executive offices:
9335 Harris Corners Parkway, Suite 300 Charlotte, North Carolina 28269

Item 2.	(a).	Name of person filing:
		(1)	James D. Bennett
		(2)	Bennett Restructuring Fund, L.P. (“BRF”)(1)
		(3)	Bennett Offshore Restructuring Fund, Inc. (“BORF”)(1)
		(4)	BRF High Value, L.P. (“High Value”)(1)

---------
     (1)   The general partner of BRF and High Value is Restructuring Capital Associates, L.P. (“RCA”), a Delaware limited partnership.  The general partner of RCA is Bennett Capital Corporation (“BCC”), a Delaware corporation.  Mr. Bennett is the President and a director of BCC.  Mr. Bennett also is a director of BORF.

     BRF, RCA, BORF, High Value and BCC each are involved in the business of investment management.  Bennett Management Corporation (“BMC”) provides research and investment advisory services to BRF and High Value pursuant to an agreement with each of BRF and High Value.  Bennett Offshore Investment Corporation (“BOIC”) provides research and investment advisory services to BORF pursuant to an agreement with BORF.  Mr. Bennett is the President and a director of each of BMC and of BOIC.

(b).	Address or principal business office or, if none, residence:

	(1)	James D. Bennett, BRF and High Value:
2 Stamford Plaza
Suite 1501
281 Tresser Boulevard
Stamford, Connecticut 06901

	(2)	BORF:

Grand Pavilion Commercial Centre
802 West Bay Road
P.O. Box 2003
Grand Cayman KY1-1104
Cayman Islands

(c).	Citizenship:

(1)	James D. Bennett:	USA
(2)	BRF:	Delaware limited partnership
(3)	BORF:	Cayman Islands exempted company
(4)	High Value:	Delaware limited partnership

(d).	Title of class of securities:
Class A Common Stock, $0.01 par value per share

(e).	CUSIP No.:
731745204

Item 3.	If This Statement is filed pursuant to §§.240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a

(a)	[_]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	[_]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	[_]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	[_]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[_]	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	[_]	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	[_]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	[_]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);

(i)	[_]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[_]	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	[_]	Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:
	James D. Bennett:	979,917
	BRF:	529,854
	BORF:	406,250
	High Value:	43,813

(b)	Percent of class:
	James D. Bennett:	4.59%
	BRF:	2.48%
	BORF:	1.90%
	High Value:	0.21%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote

	James D. Bennett:	0
	BRF:	0
	BORF:	0
	High Value:	0

(ii)	Shared power to vote or to direct the vote

	James D. Bennett:	979,917
	BRF:	529,854
	BORF:	406,250
	High Value:	43,813

(iii)	Sole power to dispose or to direct the disposition of

	James D. Bennett:	0
	BRF:	0
	BORF:	0
	High Value:	0

(iv)	Shared power to dispose or to direct the disposition of

	James D. Bennett:	979,917
	BRF:	529,854
	BORF:	406,250
	High Value:	43,813

Instruction: For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1)..

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than 5 percent of the class, such person should be identified.  A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

If a parent holding company or control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary.  If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

N/A

Item 8.	Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to §240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group.  If a group has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.

N/A

Item 9.	Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity.  See Item 5.

N/A

Item 10.	Certification.

(a)	The following certification shall be included if the statement is filed pursuant to §240.13d-1(b).

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(b)
The following certification shall be included if the statement is filed pursuant to §240.13d-1(b)(1)(ii)(J), or if the statement is filed pursuant to §240.13d-1(b)(1)(ii)(K) and a member of the group is a non-U.S. institution eligible to file pursuant to §240.13d-1(b)(1)(ii)(J):

By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to [insert particular category of institutional investor] is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s).  I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

(c)	The following certification shall be included if the statement is filed pursuant to §240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 2, 2011
(Date)

/s/ James D. Bennett
(Signature)

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s.240.13d-7 for other parties for whom copies are to be sent.

Attention.  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

SK 75252 0203 1166345